Filed by D-Wave Quantum Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Form S-4 File No. 333-263573

Subject Company: DPCM Capital, Inc.

(Commission File No. 001-39638)

D-Wave Systems Inc. and DPCM Capital, Inc. Highlight Unique Bonus Pool Structure, Offering Novel

Economics of Up to a 31% Discount for Stockholders

Bonus Pool of Up To 5 Million Shares Will Be Allocated Pro-Rata to Non-Redeeming Stockholders of DPCM Capital

DPCM Capital recommends all stockholders vote “FOR” ALL PROPOSALS in advance of the Special Meeting

BURNABY, British Columbia & PALO ALTO, Calif. & MIAMI July 21, 2022 — D-Wave Systems Inc., a leader in quantum computing systems, software, and services (“D-Wave”), and DPCM Capital, Inc. (NYSE: XPOA, “DPCM Capital”), today highlighted an innovative bonus pool structure for DPCM Capital stockholders in advance of the redemption deadline of 5:00 p.m. EDT on July 29, 2022.

In order to incentivize ongoing retention and long-term investment, the proposed business combination between D-Wave and DPCM Capital (the “Business Combination”) includes a unique structure. A bonus pool of up to five million (5,000,000) shares of the common stock of D-Wave Quantum Inc., the newly formed company that will be the parent company of D-Wave and DPCM Capital, will be allocated to non-redeeming public stockholders of DPCM Capital on a pro rata basis. This effectively reduces their cost basis per share by as much as 31%—from the US$10.00 initial investment to US$6.88 – based upon, and subject to, certain redemption scenarios. A similar bonus pool of up to 1.8 million shares has been established for Private Investment in Public Equity (“PIPE”) investors to ensure the same effective cost basis for PIPE investors as for public stockholders of DPCM Capital.

“We are living in an unprecedented time and facing an unpredictable market. Because of this volatility, and because of our heritage of complex problem solving (we commercialized the first quantum computer when no one thought it was possible), we thought we’d take a slightly different and more direct approach,” said Alan Baratz, CEO, D-Wave. “This bonus pool enables D-Wave to provide DPCM Capital’s stockholders with an innovative economic incentive that is designed to minimize redemptions and further facilitate long-term value creation.”

A chart depicting the share bonus structure for non-redeeming public stockholders of DPCM Capital across various redemption scenarios is set forth below, based on an illustrative purchase price of US$10.00 per share:

$ in millions except per-share amounts Illustrative Redemptions	No Redemptions	20%	40%	60%	63.3%(1)
DPCM Class A Common Stock Non-Redeeming Shares	30.0	24.0	18.0	12.0	11.0
(+) Bonus Shares	5.0	5.0	5.0	5.0	5.0
Total Shares Issued to DPCM Stockholders	35.0	29.0	23.0	17.0	16.0
Illustrative Cost Basis to DPCM Stockholders	$8.57	$8.28	$7.83	$7.06	$6.88

(1)	Reflects the maximum exchange ratio of 1.4541326, which would apply should redemptions exceed approximately 63.3%. Refer to the Registration Statement (as defined below) for additional information.

DPCM Capital will hold a special meeting of stockholders (the “Special Meeting”) at 10:00 a.m. EDT on August 2, 2022, to approve, among other things, the Business Combination. DPCM Capital stockholders of record at the close of business on June 10, 2022 will be entitled to receive notice of, and to vote at, the Special Meeting.

The registration statement on Form S-4 filed by D-Wave Quantum Inc. containing a prospectus related to the Business Combination (the “Registration Statement”) and the definitive proxy statement/prospectus (the “Proxy Statement”) prepared and mailed by DPCM Capital can be found on D-Wave Quantum Inc. and DPCM Capital’s respective pages on the U.S. Securities and Exchange Commission’s (the “SEC”) EDGAR website at www.sec.gov.

DPCM Capital recommends all stockholders vote “FOR” ALL PROPOSALS in advance of the Special Meeting by telephone, via the Internet or by signing, dating and returning the proxy card upon receipt by following the instructions on the proxy card.

Your Vote FOR ALL PROPOSALS Is Important, No Matter How Many or How Few Shares You Own.

If you have questions about voting or need assistance voting, please contact DPCM Capital’s proxy solicitor Morrow Sodali LLC, by calling (800) 662-5200 or (203) 658-9400 or by emailing XPOA.info@investor.morrowsodali.com.

About D-Wave Systems Inc.

D-Wave is a leader in the development and delivery of quantum computing systems, software and services, and is the world’s first commercial supplier of quantum computers—and the only company building both annealing quantum computers and gate-model quantum computers. Our mission is to unlock the power of quantum computing today to benefit business and society. We do this by delivering customer value with practical quantum applications for problems as diverse as logistics, artificial intelligence, materials sciences, drug discovery, scheduling, cybersecurity, fault detection, and financial modeling. D-Wave’s systems are being used by some of the world’s most advanced organizations, including NEC Corporation, Volkswagen, DENSO, Lockheed Martin, Forschungszentrum Jülich, University of Southern California, and Los Alamos National Laboratory. With headquarters and the Quantum Engineering Center of Excellence based near Vancouver, Canada, D-Wave’s U.S. operations are based in Palo Alto, Calif. D-Wave has a blue-chip investor base that includes PSP Investments, Goldman Sachs, BDC Capital, NEC Corp., Aegis Group Partners, and In-Q-Tel.

About DPCM Capital, Inc.:

DPCM Capital, Inc. is a special purpose acquisition company led by Chairman and CEO Emil Michael, formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business in combination with one or more businesses. UBS Securities LLC acted as sole book-running manager for DPCM Capital’s initial public offering. Its common stock, units, and warrants began trading on the NYSE on Oct. 23, 2020, under the ticker symbols XPOA, XPOA.U and XPOA WS, respectively. Affiliated with the SPAC at the board, management and advisory level, is a team made up of entrepreneurs and operators, including Eric Schmidt, former CEO of Google; Betsy Atkins, a world-class governance expert and enterprise entrepreneur; and Denmark West, one of the early members of the team at Microsoft’s Xbox.

Important Information About the Business Combination between D-Wave and DPCM Capital and Where to Find It:

A full description of the terms of the Business Combination between D-Wave and DPCM Capital is provided in the Registration Statement, to be issued in connection with the Business Combination and the Proxy Statement with respect to the stockholder meeting of DPCM Capital to vote on the Business Combination. D-Wave Quantum Inc. and DPCM Capital urge investors, stockholders, and other interested persons to read the Proxy Statement, as well as other documents filed with the SEC, because these documents contain important information about D-Wave Quantum Inc., DPCM Capital, D-Wave, and the Business Combination. DPCM Capital commenced mailing the Proxy Statement to its stockholders on or about July 13, 2022 in connection with the Business Combination. Stockholders also may obtain a copy of the Registration Statement, as amended—including the Proxy Statement and other documents filed with the SEC without charge—by directing a request to: D-Wave Quantum Inc., 3033 Beta Avenue, Burnaby, BC V5G 4M9 Canada, or via email at shareholdercomm@dwavesys.com and DPCM Capital, 382 NE 191 Street, #24148, Miami, Florida 33179, or via email at mward@hstrategies.com. The Proxy Statement included in the Registration Statement, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Forward-Looking Statements

This press release contains forward-looking statements that are based on beliefs and assumptions, and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties, and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this press release include, but are not limited to, statements regarding the Business Combination, including the timing and structure of the Business Combination; statements regarding the timing of the Special Meeting and the bonus pool being made available to DPCM Capital stockholders; the listing of D-Wave Quantum Inc.’s shares; the amount and use of the proceeds of the Business Combination; the combined company’s future growth and innovations; the increased adoption of quantum computing solutions and expansion of related market opportunities and use cases; the total addressable market for quantum computing; the consummation of private placements conducted in connection with the Business Combination; the initial market capitalization of D-Wave Quantum Inc.; the amount of funds available in DPCM Capital’s trust account as a result of stockholder redemptions or otherwise; and the anticipated benefits of the Business Combination. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, various factors beyond management’s control, including risks relating to general economic conditions, risks relating to the immaturity of the quantum computing market and other risks, uncertainties and factors set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in DPCM Capital’s Annual Report on Form 10-K filed with the SEC on March 15, 2022, and in the Proxy Statement filed by D-Wave Quantum Inc. in connection with the Business Combination, and other filings with the SEC. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by any person that D-Wave Quantum Inc., DPCM Capital, or D-Wave will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets, or the business described herein or a commitment to D-Wave Quantum Inc., DPCM Capital, or D-Wave, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the Business Combination or otherwise, nor shall there be any sale, issuance, or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

D-Wave Quantum Inc., DPCM Capital, and D-Wave, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of DPCM Capital’s stockholders in respect of the Business Combination. Information about the directors and executive officers of DPCM Capital is set forth in DPCM Capital’s filings with the SEC. Information about the directors and executive officers of D-Wave Quantum Inc. and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, is set forth in the Proxy Statement. Additional information regarding the identity of all potential participants in the solicitation of proxies to DPCM Capital’s stockholders in connection with the Business Combination and other matters to be voted upon at the Special Meeting, and their direct and indirect interests, by security holdings or otherwise, is included in the Proxy Statement.

For D-Wave:

Investor Contact:

Kevin Hunt

ir@dwavesys.com

Media Contact:

Frank Lentini

BCW

media@dwavesys.com

For DPCM Capital:

Marley Ward

mward@hstrategies.com